SECURITIES AND EXCHANGE COMMISSION
                            Washington, D.C., 20549

                                 SCHEDULE 13D

                   Under the Securities Exchange Act of 1934
                              (Amendment No.  )*



                  Resources Accrued Mortgage Investors 2 L.P.
                  -------------------------------------------
                               (Name of Issuer)



                     Units of Limited Partnership Interest
                     -------------------------------------
                        (Title of Class of Securities)



                                     None
                                --------------
                                (CUSIP Number)



                                  Ben Farahi
                           Farahi Investment Company
                        1175 West Moana Lane, Suite 200
                              Reno, Nevada  89509
                         Telephone no. (775) 830-6665
         ------------------------------------------------------------
          (Name, Address and Telephone Number of Person Authorized to
                      Receive Notices and Communications)



                                April 30, 2001
            ------------------------------------------------------
            (Date of Event which Requires Filing of this Statement)


      If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box / /.

      Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.

      * The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

      The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

------------------------------------------------------------------------
1) Name of Reporting Persons/I.R.S. Identification Nos. of Above Persons (entities only)

      WESTERN REAL ESTATE INVESTMENTS, LLC
      FEIN 88-0375845
------------------------------------------------------------------------
2)    Check the Appropriate Box if a Member of a Group
      (See Instructions)                         (a)    [ X ]
                                                 (b)    [   ]
------------------------------------------------------------------------
3)    SEC Use Only
------------------------------------------------------------------------
4)    Source of Funds (See Instructions)

      AF
------------------------------------------------------------------------
5)    Check if Disclosure of Legal Proceedings is Required Pursuant
      to Item 2(d) OR 2(e)                              [   ]
------------------------------------------------------------------------
6)    Citizenship or Place of Organization

      Delaware
------------------------------------------------------------------------

Number of         7)     Sole Voting Power
Shares                   -0-
Beneficially             -----------------------------------------------
Owned by          8)     Share Voting Power
Each                     10,330
Reporting                -----------------------------------------------
Person            9)     Sole Dispositive Power
With                     -0-
                         -----------------------------------------------
                  10)    Shared Dispositive Power
                         10,330
------------------------------------------------------------------------
11)  Aggregate Amount Beneficially Owned by Each Reporting Person

     10,330
------------------------------------------------------------------------
12)  Check if the Aggregate Amount in Row (11)
     Excludes Certain Shares (See Instructions)            [ ]
------------------------------------------------------------------------
13)  Percent of Class Represented by Amount in Row (11)

     5.5%
------------------------------------------------------------------------
14)  Type of Reporting Person (See Instructions)

     OO
------------------------------------------------------------------------

------------------------------------------------------------------------
1)   Name of Reporting Persons/I.R.S. Identification Nos. of
     Above Persons (entities only)

     FARAHI INVESTMENT COMPANY
------------------------------------------------------------------------
2)   Check the Appropriate Box if a Member of a Group
     (See Instructions)                          (a)    [ X ]
                                                 (b)    [   ]
------------------------------------------------------------------------
3)   SEC Use Only
------------------------------------------------------------------------
4)   Source of Funds (See Instructions)

     WC
------------------------------------------------------------------------
5)   Check if Disclosure of Legal Proceedings is Required Pursuant to
     Item 2(d) OR 2(e)                                  [   ]
------------------------------------------------------------------------
6)   Citizenship or Place of Organization

     Nevada
------------------------------------------------------------------------

Number of         7)     Sole Voting Power
Shares                   -0-
Beneficially             -----------------------------------------------
Owned by          8)     Share Voting Power
Each                     10,330
Reporting                -----------------------------------------------
Person            9)     Sole Dispositive Power
With                     -0-
                         -----------------------------------------------
                  10)    Shared Dispositive Power
                         10,330
------------------------------------------------------------------------
11)  Aggregate Amount Beneficially Owned by Each Reporting Person

     10,330
------------------------------------------------------------------------
12)  Check if the Aggregate Amount in Row (11)
     Excludes Certain Shares (See Instructions)         [   ]
------------------------------------------------------------------------
13)  Percent of Class Represented by Amount in Row (11)

     5.5%
------------------------------------------------------------------------
14)  Type of Reporting Person (See Instructions)

     PN
------------------------------------------------------------------------

------------------------------------------------------------------------
1)   Names of Reporting Persons /I.R.S. Identification Nos. of
     Above Persons (Entities Only)

     BEN FARAHI
------------------------------------------------------------------------
2)   Check the Appropriate Box if a Member of a Group
     (See Instructions)                          (a)    [ X ]
                                                 (b)    [   ]
------------------------------------------------------------------------
3)   SEC Use Only
------------------------------------------------------------------------
4)   Source of Funds (See Instructions)

     PF; AF
------------------------------------------------------------------------
5)   Check if Disclosure of Legal Proceedings is Required Pursuant to
     Item 2(d) OR 2(e)                           [   ]
------------------------------------------------------------------------
6)   Citizenship or Place of Reorganization

     United States
------------------------------------------------------------------------

Number of         7)     Sole Voting Power
Shares                   44
Beneficially             -----------------------------------------------
Owned by          8)     Share Voting Power
Each                     10,330
Reporting                -----------------------------------------------
Person            9)     Sole Dispositive Power
With                     44
                         -----------------------------------------------
                  10)    Shared Dispositive Power
                         10,330
------------------------------------------------------------------------
11)   Aggregate Amount Beneficially Owned by Each Reporting Person

      10,374
------------------------------------------------------------------------
12)   Check if the Aggregate Amount in Row (11)
      Excludes Certain Shares (See Instructions)        [   ]
------------------------------------------------------------------------
13)   Percent of Class Represented by Amount in Row (11)

      5.5%
------------------------------------------------------------------------
14)   Type of Reporting Person (See Instructions)

      IN
-------------------------------------------------------------------------

-----------------------------------------------------------------------
1)    Names of Reporting Persons /I.R.S. Identification Nos. of
      Above Persons (Entities Only)

      JOHN FARAHI
------------------------------------------------------------------------
2)    Check the Appropriate Box if a Member of a Group
      (See Instructions)                         (a)    [ X ]
                                                 (b)    [   ]
------------------------------------------------------------------------
3)    SEC Use Only
------------------------------------------------------------------------
4)    Source of Funds (See Instructions)

      AF
------------------------------------------------------------------------
5)    Check if Disclosure of Legal Proceedings is Required Pursuant to
      Item 2(d) OR 2(e)                          [   ]
------------------------------------------------------------------------
6)    Citizenship or Place of Reorganization

      United States
------------------------------------------------------------------------

Number of         7)     Sole Voting Power
Shares                   -0-
Beneficially             -----------------------------------------------
Owned by          8)     Share Voting Power
Each                     10,330
Reporting                -----------------------------------------------
Person            9)     Sole Dispositive Power
With                     -0-
                         -----------------------------------------------
                  10)    Shared Dispositive Power
                         10,330
------------------------------------------------------------------------
11)   Aggregate Amount Beneficially Owned by Each Reporting Person

      10,330
------------------------------------------------------------------------
12)   Check if the Aggregate Amount in Row (11)
      Excludes Certain Shares (See Instructions)        [   ]
------------------------------------------------------------------------
13)   Percent of Class Represented by Amount in Row (11)

      5.5%
------------------------------------------------------------------------
14)   Type of Reporting Person (See Instructions)

      IN
------------------------------------------------------------------------

------------------------------------------------------------------------
1)    Names of Reporting Persons /I.R.S. Identification Nos. of
      Above Persons (Entities Only)

      BOB FARAHI
------------------------------------------------------------------------
2)    Check the Appropriate Box if a Member of a Group
      (See Instructions)                         (a)    [ X ]
                                                 (b)    [   ]
------------------------------------------------------------------------
3)    SEC Use Only
------------------------------------------------------------------------
4)    Source of Funds (See Instructions)

      AF
------------------------------------------------------------------------
5)    Check if Disclosure of Legal Proceedings is Required Pursuant to
      Item 2(d) OR 2(e)                                 [   ]
------------------------------------------------------------------------
6)    Citizenship or Place of Reorganization

      United States
------------------------------------------------------------------------

Number of         7)     Sole Voting Power
Shares                   -0-
Beneficially             -----------------------------------------------
Owned by          8)     Share Voting Power
Each                     10,330
Reporting                -----------------------------------------------
Person            9)     Sole Dispositive Power
With                     -0-
                         -----------------------------------------------
                  10)    Shared Dispositive Power
                         10,330
------------------------------------------------------------------------
11)   Aggregate Amount Beneficially Owned by Each Reporting Person

      10,330
------------------------------------------------------------------------
12)   Check if the Aggregate Amount in Row (11)
      Excludes Certain Shares (See Instructions)        [   ]
------------------------------------------------------------------------
13)   Percent of Class Represented by Amount in Row (11)

      5.5%
------------------------------------------------------------------------
14)   Type of Reporting Person (See Instructions)

      IN
------------------------------------------------------------------------

ITEM 1.  SECURITY AND ISSUER.

      This statement relates to the Units of Limited Partnership Interest (the "Units") of Resources Accrued Mortgage Investors 2 L.P., a Delaware limited partnership (the "Partnership"). The Partnership's principal executive offices are located at 5 Cambridge Center, 9th floor, Cambridge, Massachusetts 02142.


ITEM 2.  IDENTITY AND BACKGROUND.

      (a) This statement is filed by Western Real Estate Investments, LLC ("Western"), its managing member, Farahi Investment Company ("FIC"), and the general partners of FIC, Ben Fahari ("Ben"), John Farahi ("John") and Bob Farahi ("Bob"). Each of Western, FIC, Ben, John and Bob are sometimes referred to herein as the "Group Members."

      (b) The business address of Western, FIC, Ben, John and Bob is 1175 West Moana Lane, Suite 200, Reno, Nevada 89509.

      (c) Western is engaged in direct investment in real estate and in real estate-related entities.

      FIC is engaged in real estate investment and development in the Reno, Nevada area.

      Ben is Co-Chairman of the Board, Chief Financial Officer, Secretary and Treasurer of Monarch Casino & Resort, Inc. ("Monarch"), which through its wholly owned subsidiary Golden Road Motor Inn ("Golden Road") operates the Atlantis Casino Resort in Reno, Nevada. Ben is also Co-Chairman of the Board, Chief Financial Officer and Treasurer of Golden Road.

      John is Co-Chairman of the Board, Chief Executive Officer and Chief Operating Officer of Monarch and of Golden Road.

      Bob is Co-Chairman of the Board and President of Monarch and of Golden Road.

      (d) None of the Group Members has, during the last five years, been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

      (e) None of the Group Members has, during the last five years, been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, Federal or State securities laws or finding any violation with respect to such laws.

      (f) Western is a Delaware limited liability company. FIC is a Nevada general partnership. Ben, John and Bob are citizens of the United States.


ITEM 3.  SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION.

      The source and the amount of funds or other consideration used by each of the Group Members in making their respective acquisitions of Units is as follows:

      Prior to January 1, 2001, Western purchased 2,799 Units on the open market. In a series of transactions that occurred between January 10, 2001 and January 30, 2001, Western purchased 310 Units at prices per Unit ranging from $77.00 to $102.00. In addition, Western paid for 120 Units on February 14, 2001 for approximately $102.00 per Unit; 299 Units on
February 15, 2001 for approximately $104.00 per Unit; 24 Units on March 22, 2001 for approximately $130.00 per Unit and 140 Units on March 30, 2001 for approximately $125.00 per Unit. Western purchased such Units through intermediaries (e.g. through the trading system operated by American Partnership Board, Inc., which publishes sell offers by holders of Units). As of the date hereof, Western has not received formal notice of acceptance by the general partners of the Partnership in connection with the attempted purchased of the 583 Units purchased after January 2001. Thus, even though Western paid for such Units, it will not be deemed to be the owner of such Units until such proposed purchases are approved by the general partners of the Partnership.

      On February 12, 2001, Western commenced a tender offer (the "Tender Offer") pursuant to a Tender Offer Statement on Schedule TO filed with the Securities and Exchange Commission (the "SEC") on February 12, 2001 and amended on February 20, 2001, February 27, 2001, March 2, 2001, March 7, 2001, March 15, 2001 and May 22, 2001 ("Schedule TO"), for an aggregate of 40,000 Units at a purchase price of $127.00 per Unit payable in cash. As a result of the Tender Offer, Western has acquired 6,678 Units at an aggregate purchase price of $848,106.00. Western obtained the funds necessary to consummate the Tender Offer and its open market purchases of Units from capital contributions made directly or indirectly by FIC.

      In addition, on July 1, 1996, Ben purchased an aggregate of 44 Units on the open market using his personal funds.


ITEM 4.  PURPOSE OF TRANSACTION.

      Each of the Group Members purchased his or its Units primarily for investment purposes and with a view to making a profit.

      The Partnership currently holds a zero-coupon first mortgage loan (the "Mortgage Loan") secured by an approximately 233,000 square foot shopping center located in Reno, Nevada. Western has made an offer to acquire the Mortgage Loan, which offer was rejected by the Partnership's general partners. In February 2001, Western commenced the Tender Offer. Western remains interested in acquiring the Mortgage Loan.

      The Tender Offer expired at 12:00 midnight, New York City time, on Thursday, March 15, 2001. Except as set forth above, none of the Group Members has any plans or proposals which relate to or would result in any of the following:

      (a) The acquisition of additional securities of the Partnership, or the disposition of securities of the Partnership;

      (b) An extraordinary corporate transaction, such as a merger, reorganization or liquidation, involving the Partnership;

      (c) A sale or transfer of a material amount of assets of the Partnership;

      (d) Any change in the present board of directors or management of the Partnership, including any plans or proposals to change the number or term of directors or to fill any existing vacancies on the board;

      (e) Any material change in the present capitalization or dividend policy of the Partnership;

      (f) Any other material change in the Partnership's business or corporate structure;

      (g) Changes in the Partnership's charter, by-laws or instruments corresponding thereto or other actions which may impede the acquisition of control of the Partnership by any person;

      (h) Causing a class of securities of the Partnership to be delisted from a national securities exchange or to cease to be authorized to be quoted on an inter-dealer quotation system of a registered national securities association;

      (i) A class of equity securities of the Partnership becoming eligible for termination of registration pursuant to Section 12(g)(4) of the Act; or

      (j)   Any action similar to those enumerated above.

      Any decision by any of the Group Members in the future to take any such actions with respect to the Partnership or its securities will depend upon several factors, including the prospects of the Partnership, general market and economic conditions and other factors deemed relevant.


ITEM 5.  INTEREST IN SECURITIES OF THE ISSUER.

      (a) The aggregate percentage of shares of Common Stock reported owned by each person herein is based upon 187,919 Units outstanding, which is the total number of Units outstanding on December 31, 2000, as set forth in the Partnership's Annual Report on Form 10-K for the fiscal year ended December 31, 2000. Each of the Group Members, with the exception of Ben, beneficially owns 10,330 Units, representing approximately 5.5% of the number of issued and outstanding Units as of December 31, 2000. Ben beneficially owns 10,374 Units, representing approximately 5.5% of the number of issued and outstanding Units as of December 31, 2000.

      (b) Each of the Group Members shares the power to vote and dispose of 10,330 Units with the others. Ben has the sole power to vote and dispose of 44 additional Units.

      (c) Other than the acquisition of the Units pursuant to the Tender Offer and on the open market as described in Item 3 above, none of the Group Members has engaged in any transactions in the Units within the past 60 days.

      (d)   Not applicable.

      (e)   Not applicable.


ITEM 6. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER.

      Each of the Group Members has executed a Joint Filing Agreement, dated as of May 15, 2001 (the "Joint Filing Agreement"), in accordance with Rule 13d-1(k) of the Securities Exchange Act of 1934, pursuant to which each of such persons granted a power of attorney in favor of Ben to execute on his or its behalf this Schedule 13D and all amendments hereto and such other documents in connection therewith, and to file the same with the SEC on his or its behalf.

      Except as set forth in Item 4 of this Schedule 13D, none of the Group Members has any contracts, arrangements, understandings or relationships (legal or otherwise) with any person with respect to any securities of the Partnership, including but not limited to transfer or voting of any of the securities of the Partnership, finder's fees, joint ventures, loan or option arrangements, puts or calls, guarantees of profits, division of profits or loss, or the giving or withholding of proxies, or a pledge or contingency the occurrence of which would give another person voting or investment power over the securities of the Partnership.


ITEM 7.  MATERIAL TO BE FILED AS EXHIBITS.

      1.    Joint Filing Agreement

                                   SIGNATURE

      After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated:  May 22, 2001


                                     By:   /s/ Ben Farahi
                                           ------------------------------
                                           Ben Farahi

                                 EXHIBIT INDEX

EXHIBIT
NO.         DOCUMENT
-------     ---------

  1. Joint Filing Agreement pursuant to Rule 13d-1(k), including Power of Attorney granted to Ben Farahi to sign Schedule 13D and all amendments thereto and to file the same with the Securities and Exchange Commission, and other documents in connection therewith, on behalf of Western Real Estate Investments, LLC, Farahi Investment Company, Ben Farahi, John Farahi and Bob Farahi.
611: